Exhibit 99.1

IAMGOLD Reports Significant Improvements in 2017 Year-end Results, Including Production and All-in Sustaining Costs, and Achieves Key Strategic Milestones for Continued Growth

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the annual Management Discussion and Analysis (MD&A) and Audited Consolidated
Financial Statements as at December 31, 2017 for more information.

TORONTO, Feb. 21, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter and year ended December 31, 2017.

"It was a year of outstanding accomplishments," said IAMGOLD's President and CEO, Steve Letwin. "Robust operating performance, including record production at Essakane, and continued cost improvements drove gross profit up 50% and we ended the year with $1 billion in liquidity.  Exploration results were, and continue to be, exceptional. Gold reserves rose 86% to 14.5 million ounces, as significant increases at Rosebel and Côté Gold were followed by a 1.4 million ounce reserve estimate at our Boto Gold Project. Boto's recent pre-feasibility results indicate the potential for a long-life, low-cost mine.  As we deliver on our strategy to increase net asset value per share, our core assets are proving to be significant catalysts for growth. Last month we secured the exploration rights for Brokolonko near Saramacca, another milestone in our consolidation strategy at Rosebel. In 2019, we expect production from Saramacca and potentially heap leaching at Essakane soon after. A ramp-up to full production at Westwood is anticipated in 2020, followed by a potential production start at Côté Gold in 2021."

2017 Highlights

Operating Performance

•	Attributable gold production of 882,000 oz at top end of guidance; up 8% from 2016.
•	Production from owner-operator sites up 11% from 2016; Record production at Essakane.
•	Attributable gold sales of 871,000 oz up 8% from 2016.
•	Cost of sales[1] of $783/oz sold, down $11/oz from 2016.
•	All-in sustaining costs[2] of $1,003/oz sold, down $54/oz from 2016.
•	Total cash costs[2] of $755/oz produced, up $16/oz from 2016.
•	Gold margin[2] of $506/oz, virtually unchanged from 2016.
•	Capital expenditures of $220.5 million within guidance of $225 million ±5%.

Financial Results

•	Revenues of $1,094.9 million, up 11% from 2016.
•	Gross profit of $152.9 million, up 50% from 2016.
•	Net earnings attributable to equity holders of $501.6 million ($1.08 per share), up $449.0 million ($0.95 per share) from 2016 primarily due to impairment reversals at the Côté Gold Project and the Rosebel mine.
•	Adjusted net earnings[2] attributable to equity holders of $29.3 million ($0.06 per share2), up $25.4 million ($0.05 per share) from 2016.
•	Net cash from operating activities of $295.3 million, down $15.8 million from 2016.
•	Net cash from operating activities before changes in working capital[2] of $294.0 million, up $2.5 million from 2016.
•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash totalling $815.8 million at December 31, 2017, up $53.1 million from December 31, 2016.

Strategic Developments

•	As at December 31, 2017 attributable proven and probable gold reserves were 14.5 million ounces; up 86% from the end of 2016. Attributable measured and indicated resources (including reserves) were 24.7 million ounces and attributable inferred resources were 8.8 million ounces; up 6% and 44%, respectively, from the end of 2016.
•	Rosebel's attributable reserves increased by 69% from the end of 2016 to 3.3 million ounces as at December 31, 2017, reflecting mine planning optimization and cost reductions enabling access to additional ounces.
•	Declared initial resource estimate for the Saramacca gold deposit near the Rosebel mine, comprising 1.0 million indicated ounces grading 2.20 g/t Au and 0.5 million inferred ounces grading 1.18 g/t Au (on a 100% basis). Subsequent infill and expansion drilling results identified additional high-grade intersections. Highlights included; 3.47 g/t Au over 39.0 metres; 4.50 g/t Au over 34.5 metres and 67.39 g/t Au over 6.0 metres. These, together with remaining drill results, will be incorporated into an updated resource model in 2018.
•	Completed pre-feasibility study for the Côté Gold Project, with highlights including the conversion of 3.8 million attributable ounces of resources to probable reserves and a 17-year mine life with average annual attributable production of 207,000 ounces and life-of-mine all-in sustaining costs of $689 per ounce sold.
•	Completed sale of a 30% interest in the Côté Gold Project to Sumitomo Metal Mining for $195 million and established a (70:30) joint venture.
•	Acquired 100% ownership in Merrex Gold Inc., providing us with a 100% interest in the Siribaya Project in Mali.
•	Resumed operating at a normal production level at Westwood.
•	Amended credit facility, with maturity extended by two years to March 2022 on more favourable terms and the option to add $100 million to the existing fully committed $250 million.
•	Refinancing of Senior Notes reduced long-term debt and extended maturity by five-years to 2025.

Subsequent to Year-end

•	Granted exploration rights by the Government of Suriname to the Brokolonko property located just northwest of Saramacca, a property believed to be on the same mineralization trend as Saramacca.
•	Reported high-grade drilling results from the 2017 drilling program for the Diakha Deposit at the Siribaya Project in Mali. Highlights from infill drilling included 18.0 metres grading 11.06 g/t Au, including 6.0 metres grading 32.45 g/t Au, and from expansion drilling 16.0 metres grading 7.65 g/t Au, including 4.0 metres grading 28.94 g/t Au.
•	Announced positive pre-feasibility results for Boto Gold Project in Senegal. As at December 31, 2017, Boto had an estimated 1.4 million ounces of probable reserves grading 1.64 g/t Au. Indicated resources (including reserves) increased by 23% to 1.9 million ounces grading 1.60 g/t Au and inferred resources increased by 375% to 594,000 ounces grading 1.66 g/t Au from the end of 2016. Pre-feasibility highlights include a 13.5-year mine life with life-of-mine average annual production of nearly 100,000 ounces, and all-in sustaining costs of $829 per ounce sold. A feasibility study has been initiated.

Upcoming Growth Catalysts

•	Preliminary reserve estimate expected for Saramacca H2/18; integrated scheduling with Rosebel's resources to commence in 2018; production start expected H2/19.
•	Completion of pre-feasibility study for Essakane's Heap Leach Project expected Q2/18.
•	Commissioning of oxygen plant to improve recoveries at Essakane expected end of 2018.
•	Completion of 15 megawatt-peak solar power plant at Essakane expected end of Q1/18.
•	Completion of Boto Gold feasibility study expected H2/18.
•	Westwood ramp-up to full production expected by 2020.
•	Completion of feasibility study at Côté Gold expected H1/19; potential production start 2021.
•	Expansion of exploration programs at Saramacca and satellite prospects at Essakane.
•	Further exploration at Brokolonko to confirm mineralization and advance to resource stage.
SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2017	2016	2017	2016
Revenues	$291.1	$252.5	$1,094.9	$987.1
Cost of sales	$250.0	$233.4	$942.0	$884.9
Gross profit	$41.1	$19.1	$152.9	$102.2
Net earnings (loss) attributable to equity holders of IAMGOLD	$(17.7)	$(5.3)	$501.6	$52.6
Net earnings (loss) attributable to equity holders ($/share)	$(0.04)	$(0.01)	$1.08	$0.13
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(13.8)	$3.3	$29.3	$3.9
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$0.01	$0.06	$0.01
Net cash from operating activities	$65.2	$63.8	$295.3	$311.1
Net cash from operating activities before changes in working capital[1]	$68.2	$62.6	$294.0	$291.5
Key Operating Statistics
Gold sales – attributable (000s oz)	230	218	871	808
Gold production – attributable (000s oz)	228	215	882	813
Average realized gold price[1] ($/oz)	$1,277	$1,190	$1,261	$1,244
Cost of sales[2] ($/oz)	$802	$784	$783	$794
Total cash costs[1] ($/oz)	$751	$740	$755	$739
All-in sustaining costs[1] ($/oz)	$1,071	$995	$1,003	$1,057
Gold margin[1] ($/oz)	$526	$450	$506	$505

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Cost of sales, excluding depreciation, as disclosed in note 37 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and doesn't include Joint Ventures which are accounted for on an equity basis.

FULL YEAR AND FOURTH QUARTER 2017 HIGHLIGHTS

Financial Performance

•	Revenues for 2017 were $1,094.9 million, up $107.8 million or 11% from 2016 primarily due to higher sales volume at Westwood ($70.6 million), Essakane ($11.9 million) and Rosebel ($9.6 million), combined with a higher realized gold price ($14.5 million). Revenues for the fourth quarter 2017 were $291.1 million, up $38.6 million or 15% from the same prior year period primarily due to higher sales volume at Westwood ($21.0 million) and Essakane ($4.8 million), and a higher realized gold price ($19.9 million), partially offset by lower sales at Rosebel ($7.6 million).
•	Cost of sales for 2017 was $942.0 million, up $57.1 million or 6% from 2016. The increase was due to higher operating costs ($52.1 million), depreciation ($4.1 million) and royalty expense ($0.9 million). Operating costs were higher mainly due to a 73,000 attributable ounce increase in sales at our owner-operator sites, with sales nearly doubling at Westwood and higher sales at both Rosebel and Essakane. Cost of sales for the fourth quarter 2017 was $250.0 million, up $16.6 million or 7% from the same prior year period. The increase was due to higher operating costs ($16.1 million) and royalty expense ($0.5 million) as depreciation remained unchanged. Operating costs were higher primarily due to a 15,000 attributable ounce increase in sales, with Westwood's sales doubling from the same prior year period.
•	Depreciation expense for 2017 was $265.4 million, up $4.1 million from 2016, primarily due to higher amortization of capitalized stripping and higher production, partially offset by lower depreciation at Rosebel due to an increase in reserves. Depreciation expense for the fourth quarter 2017 was $68.2 million, unchanged from the same prior year period primarily due to the increase in reserves at Rosebel offset by higher amortization of capitalized stripping.
•	Income tax expense for 2017 was $97.6 million, up $64.2 million from 2016. Income tax expense for 2017 comprised current income tax expense of $59.7 million (2016 - $21.7 million) and deferred tax expense of $37.9 million (2016 - $11.7 million). The increase in income tax expense in 2017 was primarily due to differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next and changes in deferred tax assets and liabilities as a result of impairment reversals.
•	Net earnings attributable to equity holders for 2017 were $501.6 million ($1.08 per share), up $449.0 million ($0.95 per share) from 2016. The increase was due to impairment reversals relating to the Côté Gold Project and the Rosebel mine ($524.1 million), and higher gross profit ($50.7 million), partially offset by the gain on the sale of gold bullion in 2016 ($72.9 million) and higher income taxes ($64.2 million) in 2017. Net loss attributable to equity holders for the fourth quarter 2017 was $17.7 million ($0.04 per share), up $12.4 million ($0.03 per share) from the same prior year period. The increase was due to higher income tax expense ($31.3 million), partially offset by a higher share of net earnings from investments in associates and joint ventures ($6.2 million), lower foreign exchange loss ($4.7 million), higher interest and other investment income ($3.6 million) and lower finance costs ($2.2 million).
•	Adjusted net earnings attributable to equity holders[2] for 2017 were $29.3 million ($0.06 per share2), up $25.4 million ($0.05 per share2) from 2016. Adjusted net loss attributable to equity holders for the fourth quarter 2017 was $13.8 million ($0.03 per share2), compared to adjusted net earnings attributable to equity holders of $3.3 million ($0.01 per share2) in the same prior year period.
•	Net cash from operating activities for 2017 was $295.3 million, down $15.8 from 2016. The decrease was due to an increase in income tax paid ($33.7 million) and changes in the movement of non-cash working capital items ($18.3 million), partially offset by higher earnings after non-cash adjustments ($36.8 million). Net cash from operating activities for the fourth quarter 2017 was $65.2 million, up $1.4 million from the same prior year period.
•	Net cash from operating activities before changes in working capital[2] for 2017 was $294.0 million, up $2.5 million from 2016. Net cash from operating activities before changes in working capital[2] for the fourth quarter 2017 was $68.2 million, up $5.6 million from the same prior year period.

Financial Position

•	We ended the year in a strong financial position with cash, cash equivalents, short-term investments in money market instruments, and restricted cash totalling $815.8 million at December 31, 2017, up $53.1 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7% Senior Notes ($393.6 million), which extended the term of our debt by five years to 2025. A continued focus on improving costs contributed to the generation of $295.3 million in cash from operating activities. Further, the Company received net proceeds from the sale of a 30% interest in the Côté Gold Project, to form a joint venture with Sumitomo Metal Mining Co., Ltd. ($96.5 million). We also benefited from proceeds from the issuance of flow-through shares ($15.1 million). The increase was partially offset by the redemption of the 6.75% Senior Notes ($505.6 million), and spending on Property, plant and equipment and Exploration and evaluation assets, including capitalized borrowing costs ($234.5 million).

Production and Costs

•	Attributable gold production, inclusive of joint venture operations, was 882,000 ounces in 2017, up 69,000 ounces from 2016. The increase was primarily due to the continued ramp-up at Westwood (60,000 ounces), higher throughput at Essakane (12,000 ounces) and Rosebel (6,000 ounces), partially offset by lower grades at Sadiola (7,000 ounces), and the closure of Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, was 228,000 ounces in the fourth quarter 2017, up 13,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (11,000 ounces) and higher throughput at Essakane (6,000 ounces), partially offset by lower grades at Rosebel (4,000 ounces).
•	Attributable gold sales, inclusive of joint venture operations, were 871,000 ounces in 2017, up 63,000 ounces from 2016, primarily due to higher sales at Westwood (57,000 ounces), Essakane (8,000 ounces), and Rosebel (8,000 ounces), partially offset by lower sales at the Joint Ventures (10,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 230,000 ounces for the fourth quarter 2017, up 12,000 ounces from the same prior year period, primarily due to higher sales at Westwood (18,000 ounces) and Essakane (3,000 ounces), partially offset by lower sales at Rosebel (6,000 ounces) and the Joint Ventures (3,000 ounces).
•	Cost of sales[1] per ounce for 2017 was $783, down 1% from 2016 due to higher sales volume, partially offset by lower capitalized stripping and higher energy costs. Cost of sales per ounce for the fourth quarter 2017 was $802, up 2% from the same prior year period primarily due to higher energy costs, and a weaker U.S. dollar relative to the euro and the Canadian dollar, partially offset by higher sales volume.
•	Total cash costs[2] per ounce produced for 2017 were $755, up 2% from 2016 primarily due to lower capitalized stripping, and higher energy costs. Total cash costs for the fourth quarter 2017 were $751 per ounce produced, up 2% from the same prior year period primarily due to higher energy costs, and a weaker U.S. dollar relative to the euro and the Canadian dollar.
•	The normalization of Westwood's costs was discontinued in the second quarter 2017, and as such, total cash costs for the year ended and fourth quarter 2017 included a reduction of $1 and $nil per ounce, respectively (2016 - $32 and $44 per ounce). Also included in total cash costs for the year ended and fourth quarter 2017 were realized derivative gains from hedging programs of $3 and $7 per ounce, respectively (2016 - losses of $1 and $nil per ounce).
•	All-in sustaining costs[2] per ounce sold for 2017 were $1,003, down 5% from 2016 primarily as a result of lower sustaining capital expenditures. All-in sustaining costs[1] per ounce sold for the fourth quarter 2017 were $1,071, up 8% from the same prior year period primarily as a result of higher sustaining capital expenditures and higher cost of sales.
•	As noted above, with the normalization of Westwood's costs discontinued in the second quarter 2017, all-in sustaining costs for the year ended and fourth quarter 2017 included a reduction of $1 and $nil per ounce, respectively (2016 - $33 and $43 per ounce). Also included in all-in sustaining costs for the year ended and fourth quarter 2017 were realized derivative gains from hedging programs of $4 and $9 per ounce, respectively (2016 - losses of $1 and $nil).

Commitment to Zero Harm Continues

•	The DART rate[3], representing the frequency of all types of serious injuries across IAMGOLD, was 0.52 in 2017, below our target of 0.56. We regret the fatality of an employee at the Westwood mine during the first quarter of 2017.

2018 GUIDANCE

Refer to the January 16, 2018 news release

Attributable Gold Production  - 850,000 to 900,000 oz

Costs

Cost of Sales1/oz	$765 - $815
Total Cash Costs2/oz produced	$750 - $800
All-in Sustaining Costs2/oz sold	$990 - $1,070

Attributable gold production in 2018 is expected to trend upwards in the second half of the year. Westwood will continue to focus on underground development, with 125,000 to 135,000 ounces expected for the year. Rosebel's higher grades and improving productivity are expected to drive production higher (295,000 to 310,000 expected) despite lower throughput anticipated with the proportion of hard rock approaching 60%. At Essakane (380,000 to 395,000 ounces expected), grades and recoveries are expected to increase while throughput is expected to be lower than the record throughput in 2017. The Sadiola Joint Venture is expected to produce between 50,000 and 60,000 ounces. With the continued focus on performance optimization and cost reductions across the sites, we expect total cash costs2 and all-in sustaining costs2 per ounce to trend downwards in the second half of the year.

Capital Expenditures  - $365 million ± 5%

Capital expenditures in 2018 are expected to be significantly higher than the $220.5 million spent in 2017 as a result of advancing multiple growth projects as outlined below in the non-sustaining capital section.

Sustaining Capital - $140 million - Consistent with 2017 spending.

Sustaining capital guidance of $140 million is similar to 2017. While total capitalized stripping of $45 million is expected to be at a level similar to 2017, an increase is expected at Essakane reflecting higher mining activity at Falagountou, with an offsetting decrease expected at Rosebel as strip ratios decrease as the ore body is reached in active phases. Rosebel's strip ratios are expected to be higher in 2019.

Non-Sustaining Capital (Development/Expansion) - $225 million - Advancing growth projects.

Non-sustaining capital guidance of $225 million includes $85 million at Rosebel, predominantly for initial development work at Saramacca, with a production start expected in the second half of 2019; $75 million at Essakane, which includes an initial $30 million for the Heap Leach Project, with construction expected to commence in the second half of 2018; and $45 million at Westwood primarily for expansion/ramp-up development. The $15 million for corporate and development projects is primarily related to the Côté Gold Project feasibility study targeted for completion in the first half of 2019. The $5 million for Sadiola includes previous commitments related to the Sulphide Project. Capital spending estimates could be updated throughout the year as additional studies are completed.

Depreciation

Depreciation expense in 2018 is expected to be between $275 and $285 million.

Income Taxes

Cash taxes in 2018 are expected to range between $40 and $55 million. Additionally, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	102	96	$792	$725	$715	$686	$990	$948
Rosebel (95%)	79	83	766	710	700	667	1,018	799
Westwood (100%)[2]	29	18	909	1,452	928	880	1,017	1,281
Owner-operator[4]	210	197	$802	$784	739	695	1,068	966
Joint Ventures	18	18			882	1,231	1,114	1,265
Total operations	228	215			$751	$740	$1,071	$995
Cost of sales[1] ($/oz)			$802	$784
Cash costs, excluding royalties					$698	$686
Royalties					53	54
Total cash costs[3]					$751	$740
All-in sustaining costs[3]							$1,071	$995

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Years ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	389	377	$785	$716	$738	$668	$957	$977
Rosebel (95%)	302	296	755	768	716	729	931	988
Westwood (100%)[2]	125	65	844	1,324	824	894	972	1,182
Owner-operator[4]	816	738	$783	$794	743	712	1,001	1,056
Joint Ventures	66	75			909	996	1,023	1,067
Total operations	882	813			$755	$739	$1,003	$1,057
Cost of sales[1] ($/oz)			$783	$794
Cash costs, excluding royalties					$703	$683
Royalties					52	56
Total cash costs[3]					$755	$739
All-in sustaining costs[3]							$1,003	$1,057

[1]	Cost of sales, excluding depreciation, as disclosed in note 37 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
[2]	Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the fourth quarter and year ended 2017 of $nil and $6 per ounce (2016 - $518 and $385), respectively.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[4]	Owner-operator cost of sales and all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 46 of the MD&A.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Essakane achieved record gold production in 2017 as mill throughput exceeded nameplate capacity. This reflected an updated SAG mill liner design and improved operating and maintenance practices, which increased mill capacity, speed, and circuit availability.

Attributable gold production of 102,000 ounces for the fourth quarter and 389,000 ounces for the full year 2017 was up 6% and 3% from the same prior year periods, respectively. The increases were due to higher throughput and recoveries, partially offset by lower grades.

Mill throughput of 13.9 million tonnes in 2017 exceeded nameplate capacity of 10.8 million tonnes, despite 86% hard rock.  And mill throughput for the fourth quarter was higher than the same prior year period despite 85% hard rock content (2016 - 65%).

Due to mine sequencing, grades were lower in the fourth quarter 2017 compared to the same prior year period. Mining activities increased as a result of ongoing initiatives to increase equipment availability and productivity, including the addition of two production drills and a loader. Mill recoveries continue to improve as mining continues in non-graphitic zones.

Cost of sales per ounce was $792 for the fourth quarter 2017 and $785 for the full year, up 9% and 10%, respectively, from the same prior year periods.  The increases were primarily due to lower capitalized stripping costs due to mine sequencing, higher energy costs, higher processing costs due to increased throughput and a higher proportion of hard rock, and a weaker US dollar relative to the euro.

Total cash costs per ounce produced were $715 for the fourth quarter 2017 and $738 for the full year, up 4% and 10%, respectively, from the same prior year periods. The increases were mainly due to higher costs of sales for the reasons mentioned above. Total cash costs per ounce for the fourth quarter and full year 2017 included the positive impact of realized derivative gains from hedging programs of $12 and $5 per ounce, respectively (2016 - losses of $1 for both periods).

All-in sustaining costs per ounce sold were $990 for the fourth quarter 2017, up 4% from the same prior year period mainly due to higher cost of sales, partially offset by higher sales volume and lower sustaining capital expenditures. All-in sustaining costs per ounce were $957 for the full year 2017, lower than the previous year by 2% mainly due to lower sustaining capital expenditures and higher sales volume, partially offset by higher cost of sales. Included in all-in sustaining costs for the fourth quarter and full year 2017 was the positive impact of realized derivative gains from hedging programs of $14 and $6 per ounce, respectively (2016 - losses of $1 and $nil).

Outlook

Essakane's attributable production for 2018 is expected to be between 380,000 and 395,000 ounces. Essakane continues to focus on optimizing production by increasing mining and milling efficiencies at higher proportions of hard rock. To improve recoveries, we expect to complete the geometallurgical study by the end of the first quarter 2018. The study is expected to improve the ability to better identify pockets of graphitic ore. The oxygen plant, which is expected to increase recoveries through improved leach kinetics and improve the efficiency of the circuit by reducing reagent consumption, is to be commissioned at the end of 2018.

The pre-feasibility study on the Heap Leach Project is expected to be completed by the second quarter 2018. A heap leach facility could provide a low-cost method for processing marginal and low grade mineralization as well as some existing stockpiles, which, together with the carbon-in-leach (CIL) plant, would provide significant upside potential to the site's annual production. Additionally, a combined heap leach/CIL operation provides a strong opportunity to justify additional pushbacks to extend the life of the operation.

The construction of the solar power plant, which commenced during the second quarter 2017, is expected to be completed by the end of the first quarter 2018.

Essakane continues to focus on resource expansion in areas adjacent to and at depth below the Essakane pit.

Essakane's strong mill performance, ongoing performance optimization, growth potential from heap leaching, and a highly prospective land package, provide significant upside to its current life of mine plan.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the fourth quarter 2017 was 79,000 ounces compared to 83,000 ounces in the same prior year period. The lower production was due mainly to lower grades. Despite 49% hard rock content in the fourth quarter 2017 (2016 - 26%), throughput continued to benefit from major mill improvements completed in 2016. Further improvements to maximize SAG mill performance and reduce power consumption are on-going. For the full year, attributable production was 302,000 ounces, up 2% from 2016 due to higher throughput and grades, partially offset by lower recoveries.

Cost of sales per ounce was $766 for the fourth quarter 2017, 8% higher than the same prior year period primarily due to higher energy costs combined with lower sales volume. Cost of sales per ounce for 2017 was $755 per ounce, 2% lower than 2016 primarily due to higher sales volume, partially offset by higher energy costs.

Total cash costs per ounce produced were $700 for the fourth quarter 2017, 5% higher than the same prior year period primarily due to higher energy costs combined with lower production. Total cash costs per ounce were $716 for 2017, 2% lower than 2016 primarily due to higher production, partially offset by higher energy costs.

All-in sustaining costs per ounce sold were $1,018 for the fourth quarter 2017, 27% higher than the same prior year period primarily due to higher sustaining capital expenditures. All-in sustaining costs per ounce were $931 for 2017, 6% lower than 2016 primarily due to lower sustaining capital expenditures.

Outlook

Rosebel's attributable production for 2018 is expected to be between 295,000 and 310,000 ounces. The site will continue to work at optimizing mining capacity by improving drill yield and increasing the payload of the hauling fleet. At the same time, initiatives to further reduce costs continue, including improvements in pit dewatering, which in turn will lower dilution and increase tire life. Although mill throughput is expected to decrease relative to 2017 with the proportion of hard rock approaching 60%, the decrease is expected to be offset by improvements in grade and recovery rates.

Rosebel's Reserves increased 69% as at December 31, 2017 (estimates exclude Saramacca)

As at December 31, 2017, we reported total estimated attributable proven and probable gold reserves at Rosebel of 3.3 million ounces grading 1.0 g/t Au, a 69% increase from the end of 2016. Total attributable measured and indicated gold resources (inclusive of reserves) estimated for Rosebel increased by 51% to 8.6 million ounces grading 0.95 g/t Au, and estimated attributable inferred resources increased by 327% to 2.6 million ounces grading 1.0 g/t Au. (see news release dated February 12, 2018). There were no changes in the gold price assumptions of $1,200 per ounce for reserves and $1,500 per ounce for resources. The increases were mainly due to mine design optimization, cost reductions, and near-pit exploration.

Initial Resource Estimate for Saramacca - Targeting Production in 2019

Within a year of acquiring the Saramacca property located approximately 25 kilometres south of the mill, we declared an initial resource estimate on September 5, 2017. The resource is estimated at 1.0 million indicated ounces and 0.5 million inferred ounces on a 100% basis. With the deposit open along strike and at depth there is significant potential to expand the resource. Drilling in the second half of the year aimed to increase confidence in the current resource, target expansions and identify additional mineralized zones. By the end of the year, 29,775 metres of drilling had been completed, with results identifying additional high-grade intersections from infill and expansion drilling. Highlights included 3.47 g/t Au over 39.0 metres, 4.50 g/t Au over 34.5 metres, and 67.39 g/t Au over 6.0 metres (see news release November 16, 2017). Results will be incorporated into an updated resource model in 2018.

It is our intention to complete the permitting work and to generate a preliminary reserve estimate for Saramacca during the second half of 2018. An Environmental and Social Impact Study and preliminary engineering work on mine design and infrastructure are underway. Metallurgical testing will refine the recovery assumptions, test the crushing and grinding characteristics of the mineralization, and investigate the metallurgical variability across the deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence in 2018. Rosebel is working to advance the deposit towards production in the second half of 2019. Given the higher grade (indicated resource grade more than double Rosebel's average reserve grade)  and abundance of soft ore (approximately 60% of the resources), we expect Saramacca to have a significant positive impact on Rosebel's cost profile once integrated into the mine plan.

Granted Exploration Rights to Brokolonko Property

On January 24, 2018, we announced the signing of an agreement with the Government of Suriname granting us the exploration rights to the Brokolonko property, located just northwest of the Saramacca property. Brokolonko is believed to be located on the same mineralization trend as Saramacca, with the potential to yield another source of higher-grade softer rock that could further extend the life of the mine and improve its cost profile. Significant future exploration will be required to confirm mineralization and to advance it to a resource stage (see news release dated January 24, 2018).

Rosebel's continued success with performance optimization initiatives, significant reserve expansion, the Saramacca resource, and further consolidation of prospective land packages within the vicinity of the mill, will allow for continued and improved profitability and extend the life of the mine.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production for the fourth quarter and year ended 2017 was 29,000 ounces and 125,000 ounces, up 61% and 92%, respectively, from the same prior year periods. The increased production was primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. While head grades to the mill for the quarter and the year were higher than the same prior year period, they were lower than the grades mined due to the processing of marginal ore stockpiles to use available mill capacity as the mine continued to ramp-up. Head grades excluding marginal ore for the fourth quarter and year ended 2017 were 8.01 g/t and 7.8 g/t, respectively (2016 - 8.51 g/t and 7.2 g/t).

During the fourth quarter, underground development continued to open up access to new mining areas with lateral and vertical development of approximately 2,800 and 400 metres, respectively, averaging 35 metres per day. Westwood completed 18.1 kilometres of development in 2017, including lateral and vertical development of 15.8 and 2.3 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales per ounce for the fourth quarter and year ended 2017 of $909 and $844 were 37% and 36% lower, respectively, than the same prior year periods primarily due to higher sales volume resulting from the continued ramp-up.

Total cash costs per ounce produced for the fourth quarter 2017 were $928, up 5% from the same prior year period primarily due to the impact of a weaker U.S. dollar relative to the Canadian dollar. For the full year, total cash costs per ounce of $824 were 8% lower than 2016 due to higher production with the continued ramp-up.

All-in sustaining costs per ounce sold were $1,017 for the fourth quarter 2017 and $972 for the full year,  down 21% and 18%, respectively, from the same prior year periods, primarily due to lower cost of sales and lower sustaining capital expenditures.

Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels. The Company normalized costs for the fourth quarter and year-ended 2017 by $nil and $0.7 million, respectively (2016 - $9.4 million and $26.4 million). The Company reduced total cash costs and all-in sustaining costs for the fourth quarter 2017 by $nil per ounce produced and sold, respectively (2016 - $551 and $518), and for the year ended 2017 by $6 per ounce produced and sold (2016 - $409 and $385).

Outlook

In 2018, Westwood expects to produce between 125,000 and 135,000 ounces, with production planned from two of the six designed mining blocks. With the focus on development activities in the production and expansion blocks, we expect to meet 2018 production and cost targets while continuing to ramp up to full production by 2020. In 2018, we plan to complete 12 kilometres of lateral and vertical development.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 18,000 ounces for the fourth quarter 2017 was slightly higher than the same prior year period as a result of higher grades, partially offset by lower throughput. For the full year, attributable gold production of 63,000 ounces was 10% lower than the prior year as a result of lower grades, partially offset by higher throughput.

Total cash cost per ounce produced of $880 for the fourth quarter 2017 and $903 for the full year were 25% and 7% lower than the same prior year periods, respectively. All-in sustaining costs per ounce sold of $1,118 for the fourth quarter 2017 and $1,014 for the full year were 14% and 3% lower than the same prior year periods, respectively. The lower costs in 2017 were the result of a greater draw down of marginal ore stockpiles

Sadiola is expected to produce between 50,000 and 60,000 ounces in 2018.

Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the Company's efforts and the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. Although the Company remains committed to the Project, upon failing to reach an agreement the operation will enter a restricted exploitation phase, and then at a later stage, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance).

DEVELOPMENT PROJECT

Côté Gold Joint Venture Project, Canada

Since acquiring Côté Gold five years ago, we have been completing activities necessary to advance the project, and in 2017 we achieved significant milestones which have allowed us to move the project towards development. We completed a preliminary economic assessment, obtained environmental assessment approvals from the provincial government following approvals from the federal government in the previous year, reported positive pre-feasibility study ("PFS") results, converted nearly six million ounces from resources to reserves (on a 100% basis), formed a joint-venture with Sumitomo Metal Mining, and initiated a feasibility study.

The Côté Gold Project in northern Ontario is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co. Ltd. The project hosts estimated mineral reserves as at December 31, 2017 on a 100% project basis comprising probable reserves of 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces, and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated February 12, 2018).

The PFS outlined a potentially economically viable project that at a $1,250 per ounce gold price would generate an estimated 14.0% after-tax Internal Rate of Return. The Project would have a 17-year mine life, producing on average 207,000 attributable ounces of gold a year at average total cash costs of $605 per ounce produced and all-in sustaining costs of $689 per ounce sold. A technical report summarizing the PFS was filed on SEDAR.

Based on the recommendations from the pre-feasibility study completed in the second quarter (see news release dated June 5, 2017), the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) have initiated a feasibility study which is now expected to be completed in the first half of 2019. In the third quarter 2017, a delineation drilling program commenced with the objective to upgrade near surface inferred resources to an indicated category as well as to evaluate grade variation in the starter pit. Approximately 27,000 metres of diamond drilling were completed by year-end.

Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in 2021.

Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize our flexibility with respect to any future development decisions.

EXPLORATION

In 2017, we spent $68 million on exploration and project studies compared to $44.0 million in 2016. The increase is in line with a larger planned exploration program and project studies. Of the $68 million spent in 2017, $38.4 million was expensed and $29.6 million capitalized. The following summarizes the status of our most advanced greenfield projects:

Wholly-Owned Projects

Boto - Senegal

Subsequent to year-end we announced the results of a pre-feasibility study ("PFS") completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants (see news release dated February 12, 2018). The PFS is being used to identify the preferred development option, demonstrate economic viability of the Project, support a mineral reserve disclosure, and identify additional work recommended to support the completion of a feasibility study.

Based on the results of the PFS, the Boto Gold Project hosts estimated mineral reserves as at December 31, 2017 comprising probable reserves totaling 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces and inferred resources of 11.0 million tonnes grading 1.66 g/t Au for 594,000 ounces (see news release dated February 12, 2018).

The PFS outlines a potentially economically viable project that at a $1,275 per ounce gold price would generate an estimated 13.3% after-tax Internal Rate of Return. The Project would have a 13.5 year mine life, producing on average 95,000 ounces of gold a year at average direct cash costs of $707 per ounce produced and all-in sustaining costs of $829 per ounce sold. A technical report summarizing the PFS will be filed on SEDAR.

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS. The feasibility study would include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The feasibility study has been initiated and is expected to be completed in the second half of 2018.

In addition, exploration activities will continue on the Boto exploration concession to evaluate high priority targets for additional mineral resources.

Pitangui - Brazil

Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (see news release dated February 12, 2018).

During 2017, approximately 9,600 metres of diamond drilling were completed. The objective was to evaluate the up-plunge extension area of the São Sebastião deposit for additional resources, the results of which have been incorporated into the resource model, and to test priority exploration targets for additional zones of mineralization.

An exploration drilling program totalling approximately 17,000 metres is planned in 2018 to continue testing remaining exploration targets on the property.

Siribaya – Mali

Effective December 31, 2017, total resources estimated for the Siribaya Project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (see news release dated February 12, 2018).

During 2017, approximately 19,500 metres of diamond and reverse circulation drilling were completed. The drilling program is designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and to extend the gold mineralization north and south along strike where previous exploration has returned encouraging results.

Subsequent to year-end, we announced drilling results for the 2017 drilling program, which delineated high-grade structures within the known resources and confirmed extensions of the mineralization. Highlights included 6.79 g/t Au over 26.0 metres, including 20.52 g/t Au over 8.0 metres; 11.06 g/t Au over 18.0 metres, including 32.45 g/t Au over 6.0 metres; 7.65 g/t Au over 16.0 metres, including 28.94 g/t Au over 4.0 metres; and, 2.01 g/t Au over 50.0 metres, including 9.7 g/t Au over 4.0 metres (see news release dated January 31, 2018).

Approximately 15,000 metres of drilling is planned for 2018 to continue testing for resource expansions at the Diakha deposit as well as to test other identified exploration targets. The drilling results, along with those from the 2017 program, will be incorporated into the deposit model and used to update the mineral resources in 2018.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During 2017, we completed approximately 12,500 metres of diamond drilling to evaluate the resource potential of the Megane and Lower zones. Assay results reported during the year included the following highlights: 5.21 g/t Au over 4.4 metres, 121.67 g/t Au over 3.1 metres, 85.27 g/t Au over 1.8 metres, 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (see news releases dated May 11 and July 6, 2017). The results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate currently in progress.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

In the first half of the year, we completed approximately 7,700 metres of diamond drilling that largely explored a newly discovered alteration system hosting gold mineralization located to the north of the Liam zone. Assay results reported through the year included the following highlights: 29.9 metres grading 1.29 g/t Au, 24.0 metres grading 1.16 g/t Au, 8.0 metres grading 3.23 g/t Au, 11.3 metres grading 2.78 g/t Au, 34.3 metres grading 2.01 g/t Au, including 7.66 g/t Au over 4.4 metres, and 11.6 metres grading 2.38 g/t Au (see Vanstar news releases dated June 1 and September 5, 2017).

In 2018, a diamond drilling program totalling approximately 12,000 metres is planned to evaluate the resource potential of this newly discovered mineralized system.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

During 2017, approximately 9,800 metres of diamond drilling was completed to evaluate the resource potential of the Guapinol, Riscos de Oro, East Dome and Cadillac veins. Reported assay results included the following highlights: 8.0 metres grading 1.57 g/t Au and 38.3 g/t Ag, 1.8 metres grading 5.69 g/t Au and 71.1 g/t Ag, 4.1 metres grading 0.38 g/t Au and 328.3 g/t Ag, 6.0 metres grading 2.74 g/t Au and 42.5 g/t Ag from the East Dome vein (see Calibre news releases dated June 2 and August 17, 2017).

An updated NI 43-101 resource estimate is currently in progress which will incorporate an additional 26,000 metres of drilling completed over the last four years.

Other

Loma Larga (formerly Quimsacocha) - Ecuador

IAMGOLD, through its 35.6% equity ownership of INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals news release dated July 14, 2016). A feasibility study commenced in the second quarter 2017, which is expected to take 18 months to complete (see INV Metals news release dated June 22, 2017).

End Notes (excluding tables)

[1]	Cost of sales, excluding depreciation, as disclosed in note 37 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
[2]	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[3]	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$664.1	$652.0
Restricted cash	—	92.0
Short-term investments	127.2	—
Consideration receivable	93.8	—
Receivables and other current assets	75.9	61.0
Inventories	200.0	207.9
	1,161.0	1,012.9
Non-current assets
Investments in associates and incorporated joint ventures	69.0	52.6
Property, plant and equipment	1,940.2	1,868.2
Exploration and evaluation assets	474.6	169.2
Income taxes receivable	17.3	29.2
Restricted cash	24.5	18.7
Inventories	177.6	156.0
Other assets	102.7	93.7
	2,805.9	2,387.6
	$3,966.9	$3,400.5
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$196.2	$162.9
Income taxes payable	14.9	14.7
Current portion of provisions	17.1	15.8
Other liabilities	2.9	2.1
	231.1	195.5
Non-current liabilities
Deferred income tax liabilities	198.2	159.0
Provisions	299.0	289.8
Long-term debt	391.6	485.1
Other liabilities	0.2	—
	889.0	933.9
	1,120.1	1,129.4
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	2,677.8	2,628.2
Contributed surplus	43.0	40.1
Retained earnings (deficit)	91.3	(409.7)
Accumulated other comprehensive loss	(20.5)	(36.9)
	2,791.6	2,221.7
Non-controlling interests	55.2	49.4
	2,846.8	2,271.1
Contingencies and commitments
	$3,966.9	$3,400.5

CONSOLIDATED STATEMENTS OF EARNINGS

	(Unaudited) Three months ended December 31,		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$291.1	$252.5	$1,094.9	$987.1
Cost of sales	250.0	233.4	942.0	884.9
Gross profit	41.1	19.1	152.9	102.2
General and administrative expenses	(12.5)	(10.0)	(40.3)	(38.8)
Exploration expenses	(8.8)	(11.1)	(38.4)	(31.7)
Reversal of impairment charges	—	—	524.1	—
Other income (expenses)	(10.3)	11.0	(18.3)	0.8
Earnings from operations	9.5	9.0	580.0	32.5
Share of net earnings (loss) from investments in associates and incorporated joint ventures, net of income taxes	4.8	(1.4)	15.0	6.1
Finance costs	(1.3)	(3.5)	(10.9)	(25.2)
Foreign exchange gain (loss)	(1.5)	(6.2)	7.3	(5.2)
Interest income and derivatives and other investment gains	1.9	(1.7)	16.7	87.0
Earnings (loss) before income taxes	13.4	(3.8)	608.1	95.2
Income taxes	(30.3)	1.0	(97.6)	(33.4)
Net earnings (loss)	$(16.9)	$(2.8)	$510.5	$61.8
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation	$(17.7)	$(5.3)	$501.6	$52.6
Non-controlling interests	0.8	2.5	8.9	9.2
Net earnings (loss)	$(16.9)	$(2.8)	$510.5	$61.8
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	465.2	451.8	463.0	420.8
Diluted	465.2	451.8	467.5	423.9
Earnings (loss) per share ($ per share)
Basic	$(0.04)	$(0.01)	$1.08	$0.13
Diluted	$(0.04)	$(0.01)	$1.07	$0.12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Unaudited) Three months ended December 31,		Years ended December 31,
(In millions of U.S. dollars)	2017	2016	2017	2016
Net earnings (loss)	$(16.9)	$(2.8)	$510.5	$61.8
Other comprehensive income, net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities	9.9	(4.4)	17.9	7.5
Net realized change in fair value of marketable securities	(9.1)	(0.8)	(10.9)	(2.8)
Tax impact	(0.3)	0.4	(0.6)	(1.2)
	0.5	(4.8)	6.4	3.5
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	4.3	(0.7)	16.5	5.2
Time value of options contracts excluded from hedge relationship	2.5	(2.8)	(1.9)	(4.2)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	(2.0)	1.2	(4.0)	6.4
Tax impact	(0.4)	0.4	(0.3)	(0.2)
	4.4	(1.9)	10.3	7.2
Currency translation adjustment	(0.6)	(0.2)	0.8	(0.3)
Total other comprehensive income (loss)	4.3	(6.9)	17.5	10.4
Comprehensive income (loss)	$(12.6)	$(9.7)	$528.0	$72.2

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation	$(13.4)	$(12.2)	$519.1	$63.0
Non-controlling interests	0.8	2.5	8.9	9.2
Comprehensive income (loss)	$(12.6)	$(9.7)	$528.0	$72.2

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Three months ended December 31,		Years ended December 31,
(In millions of U.S. dollars)	2017	2016	2017	2016
Operating activities
Net earnings (loss)	$(16.9)	$(2.8)	$510.5	$61.8
Adjustments for:
Finance costs	1.3	3.5	10.9	25.2
Depreciation expense	68.3	68.6	266.0	263.5
Derivative (gain) loss	0.4	4.3	(6.9)	3.0
Income taxes	30.3	(1.0)	97.6	33.4
Interest income	(3.0)	(1.4)	(9.4)	(3.3)
Reversal of impairment charges	—	—	(524.1)	—
Gain on sale of a 30% interest in the Côté Gold Project	—	—	(19.2)	—
Share of net (earnings) losses from investments in associates and incorporated joint ventures, net of income taxes	(4.8)	1.4	(15.0)	(6.1)
Write-down of inventories	2.3	0.7	14.2	5.7
Loss on redemption of 6.75% Senior Notes	—	—	20.2	—
Gain on sale of gold bullion	—	—	—	(72.9)
Effects of exchange rate fluctuation on cash and cash equivalents	(0.1)	2.3	(11.4)	0.6
Other non-cash items	11.6	(1.7)	12.1	(2.2)
Adjustments for cash items:
Dividends from joint venture	—	—	2.1	11.3
Settlement of derivatives	1.9	(0.8)	1.4	(9.5)
Disbursements related to asset retirement obligations	(2.0)	(0.7)	(5.0)	(2.7)
Movements in non-cash working capital items and non-current ore stockpiles	(3.0)	1.2	1.3	19.6
Cash from operating activities, before income tax paid	86.3	73.6	345.3	327.4
Income taxes paid	(21.1)	(9.8)	(50.0)	(16.3)
Net cash from operating activities	65.2	63.8	295.3	311.1
Investing activities
Capital expenditures for property, plant and equipment	(63.0)	(51.2)	(197.0)	(269.5)
Capitalized borrowing costs	(12.9)	—	(24.1)	(17.3)
Purchase of short-term investments	99.8	—	(127.2)	—
Net proceeds from sale of a 30% interest in the Côté Gold Project	—	—	96.5	—
Decrease (increase) in restricted cash	(0.1)	10.0	88.1	(33.6)
Capital expenditures for exploration and evaluation assets	(8.9)	(0.6)	(13.4)	(4.1)
Interest received	2.1	1.4	7.7	3.3
Acquisition of Saramacca exploration and evaluation asset	(5.0)	(10.0)	(5.0)	(10.0)
Purchase of additional common shares of associate	—	—	(7.4)	—
Proceeds from sale of gold bullion	—	—	—	170.3
Other investing activities	7.7	0.7	4.4	(0.5)
Net cash from (used in) investing activities	19.7	(49.7)	(177.4)	(161.4)
Financing activities
Net proceeds from issuance of 7% Senior Notes	—	—	393.6	—
Redemption of 6.75% Senior Notes	—	—	(505.6)	—
Proceeds from issuance of flow-through shares	—	13.3	15.1	43.6
Proceeds from issuance of shares	—	—	—	220.1
Purchase of 6.75% Senior Notes	—	—	—	(141.5)
Interest paid	(3.3)	—	(8.6)	(24.6)
Repayment of credit facility	—	—	—	(70.0)
Long-term prepayment for finance lease	—	—	(4.9)	—
Other financing activities	(1.2)	(0.4)	(6.8)	(5.7)
Net cash from (used in) financing activities	(4.5)	12.9	(117.2)	21.9
Effects of exchange rate fluctuation on cash and cash equivalents	0.1	(2.3)	11.4	(0.6)
Increase in cash and cash equivalents	80.5	24.7	12.1	171.0
Cash and cash equivalents, beginning of the period	583.6	627.3	652.0	481.0
Cash and cash equivalents, end of the year	$664.1	$652.0	$664.1	$652.0

CONFERENCE CALL

A conference call will be held on Thursday, February 22, 2018 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2017 fourth quarter and full year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1989#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "2017 Highlights" and "2018 Guidance", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "transformation", "targets", "significant", "outstanding", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670-3815

Martin Dumont, Senior Analyst, Investor Relations
Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/21/c5772.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:05e 21-FEB-18